Exhibit 99.1

August 14, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Sale of Certain Assets of ProMed Properties Inc.

The Company is pleased to report that on August 13, 2014, ProMed Properties Inc. (“ProMed”), a wholly-owned subsidiary of the Company, which owns and operates medical office buildings in the United States, entered into a agreement with a third party to sell a medical office building that comprises approximately 40,500 square meters, for total consideration of approximately U.S.$ 140.6 million (gross, before transaction costs). The transaction is subject to customary closing conditions.

The disposal of the aforementioned asset comes following the sale of additional medical office buildings by ProMed for approximately U.S.$ 64 million, which the latter is working to close, as well as following the earlier sale of ProMed assets for approximately U.S.$ 200 million that was completed in June 2014 (as originally reported in Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission (“SEC”) on June 9, 2014).

The consideration paid for these assets (excluding the assets sold in June 2014) exceeds by approximately NIS 93.3 million gross (U.S.$ 26.8 million) their reported value in the Company’s financial statements as of March 31, 2014.

Upon completion of these transactions, ProMed will hold four medical office buildings comprising 38,000 square meters, with a total book value of U.S.$ 175 million (as of March 31, 2014). Further to the Company’s strategy, it will continue to explore opportunities to maximize value from these remaining assets over time.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards, Gazit-Globe, Ltd.